Annual Report 2003

03035684

PROCESSED
OCT 27 2003
THOMSON FINANCIAL

P.E.
6-30-03



Lifesaving
Enabling
Technologies

THERMOGENESIS®

Company Profile

*The **Company's mission** is to develop innovative enabling technologies that address large market opportunities in the Blood Processing Centers and Hospital/Wound Care segments of the healthcare industry, that contribute to improved patient outcomes and shareholder value. The Company's goal is to evolve beyond low-volume medical equipment sales, to high-volume, high-margin, disposable product sales with recurring revenue driven by our proprietary robotic blood processing systems. The Company has a firm belief that its enabling technologies provide the means to achieve significant revenue and gross profit growth within the next few years as new products are delivered to meet the growing need for biomaterials which can be micro-manufactured from individual units of whole blood, blood plasma, or platelets. The Company has initiated an aggressive intellectual property program to ensure that the competitive advantage gained by the introduction of these new novel micro-manufacturing platforms is retained by the Company.*

1987-1995

Focused on research, development and refinement of product design for its ThermoLine™ blood plasma freezers and thawers. Began market research into the demand for micro-manufacturing systems which produce biopharmaceutical drugs from single units of blood.

1996-1999

Completed development of the BioArchive® Platform for processing, cryopreserving and archiving units of hemato-poietic stem cells sourced from placental/cord blood. These stem cell units are being used to reconstitute the bone marrow of patients suffering from leukemias, lymphomas, diverse inherited anemias, such as sickle cell anemia and thalassemia, and other genetic diseases.

1996-2002

Completed development of the CryoSeal® Fibrin Sealant (FS) System. FDA approval of the IDE submission clinical study to test CryoSeal® FS. Executed a distribution agreement with Dideco S.p.A. to market the CryoSeal® FS System in Europe. Completed the development of a stand-alone Thrombin Processing Device (TPD) and entered into an OEM agreement with Interpore Cross to supply them with this product for incorporation into their existing autologous growth factors (AGF) product.

2003

Began patient enrollment and surgeries in Phase III clinical study of the CryoSeal® FS System at 7 clinical sites.

The CryoSeal® FS System was registered in Brazil.

The Company was active in lobbying efforts before the U.S. Congress to fund the establishment of a National Cord Blood Stem Cell Bank.

The Company received an additional FDA clearance for its FFP Thawer to thaw glycerolized red cells which expands the market opportunity for these products.

The Company began development of the "Smart" Automated Cell Selection System for cord blood sequestering.

Financial Highlights for FY2003

Three-year Annual Financial Performance

	2003	2002	2001
Net Revenues:	$10,187,000	$9,549,000	$5,792,000
Cost of Revenues:	(7,900,000)	(7,558,000)	(5,012,000)
Gross Profit:	2,287,000	1,991,000	780,000
Net Loss:	($5,603,000)	($5,038,000)	($6,153,000)
Basic and Diluted Net Loss Per Share:	($0.15)	($0.15)	($0.25)

FY2003 Financial Performance by Quarter

The increase in gross margin in the fourth quarter indicates that our restructuring plan implemented in the last quarter of our FY2003 is working. As illustrated by the graphs below, the Company is realizing increased revenues, improved gross margins and reduced losses.


NET REVENUES
Millions ($)
3.0
2.5
2.0
1.5
1.0
0.5
0.0
Q1
Q2
Q3
Q4
Fiscal Quarter


GROSS PROFIT
Millions ($)
1.0
0.8
0.6
0.4
0.2
0.0
Q1
Q2
Q3
Q4
Fiscal Quarter


NET LOSS
Millions ($)
0.0
-0.5
-1.0
-1.5
-2.0
Q1
Q2
Q3
Q4
Fiscal Quarter

Restructuring

From the CEO & President

Dear Shareholders,

This past year was pivotal in that we have achieved several key milestones in the strategic shift from a research-and-development stage Company to a high-growth, profitable business enterprise. In FY2004 we will continue the implementation of our Five Step plan to accelerate the Company's transition from reliance on sales of the ThermoLine™ Blood Bank medical equipment to that of the CryoSeal® FS and BioArchive® Systems and their proprietary, single-use disposables which allow the production of therapeutic doses of cells, proteins and growth factors. We anticipate these disposable sales will provide the high margin, recurring revenue stream that will take our Company to self sufficiency — and ultimately beyond.

Before presenting the Five Step plan, a brief review of FY2003 financial highlights will provide some evidence that we are making progress towards our goals.

- Total revenues for the year were $10,187,000, an increase of $638,000 or 7% from the previous fiscal year.
- Revenues from the BioArchive® and CryoSeal® product lines increased 79% over the prior year, which exceeded the $2 million loss in ThermoLine™ revenues which was caused by the large shipments of plasma freezers to Aventis Bio-Services in the prior year.
- Gross profit as a percentage of net revenues increased to 35% for the fourth quarter of fiscal 2003, more than doubling the gross profit of 17% for the same quarter the previous year. This improvement reflects the impact of the restructuring plan implemented at the start of the third quarter of fiscal 2003.
- Year end cash balance was $6.8 million and the working capital was $10.1 million compared to $6.7 million and $9.6 million, respectively, for the prior year.

Step 1: Reducing Manufacturing Overhead Costs

As part of the restructuring plan, on April 9, 2003, the Company reduced the personnel costs in manufacturing overhead by approximately $500,000.

Step 2: Consolidating Operations

In August 2003, the Company consolidated all its operations in a single, new 28,000 sq. ft. facility designed to improve all aspects of corporate communication and to streamline the manufacturing areas for those products that will not be outsourced. For the last five years, the Company had been operating out of three buildings. This consolidation will result in reduced costs required by the duplication of functions of a multiple building operation, improved communications between employees and greater management control of corporate objectives.

Step 3: Outsourcing Manufacturing of Disposables

The CryoSeal® FS and BioArchive® Systems and their product line extensions were designed to manufacture therapeutic doses of cells, proteins or growth factors from single units of blood.

In order to assure that each production run is uncontaminated by pathogens from another unit of blood a single-use sterile disposable is used, and then discarded — thereby creating a recurring revenue stream flowing from the sale of each CryoSeal® or BioArchive® processing device. For example, the sale of a single CryoSeal® FS System to a surgery hospital may cause the sale of more than 1500 CP-3 disposables each year if used near its full capacity. Consequently,




THERMOGENESIS

the revenues and gross profits from the recurring disposable sales — each year after a placement — should greatly surpass those realized from the sale of the CS-1 processing device.

As a result, it is critical that the Company choose a manufacturer for these disposables that is able to deliver the lowest possible costs while providing the quality demanded by ISO 2000 and FDA requirements. In response to this need, in September 2003 the Company contracted with Kawasumi Laboratories to manufacture selected CryoSeal® and BioArchive® disposables. Kawasumi's facility in Thailand is considered one of the premier low-cost, high-quality FDA- and ISO-compliant blood disposable manufacturing facilities in the world.

Step 4: Accelerating FDA Applications

During FY2004 the Company intends to file FDA applications for permission to begin marketing four products which are expected to have a major impact on the future revenues and profits of the Company.

- FDA 510K: BioArchive® System for the cryopreservation, archiving and retrieving of units of concentrated hematopoietic stem cells from placental/cord blood.
- FDA 510K: "Smart" Automated Cell Selection System for the rapid, automated selection and concentration of hematopoietic stem cells from placental/cord blood.
- FDA 510K: Thrombin Processing Device (TPD) for the harvesting of 8.5 ml of thrombin from 10 ml of patient blood plasma in 15 minutes.
- FDA PMA: CryoSeal® FS System for the production of a surgical sealant which provides rapid hemostasis on the resected surface of a liver.

Step 5: Focusing Marketing, Sales, and Product Development Efforts in Two Key Markets

The Company has realigned its sales, marketing and product development strategies and efforts, into two distinct markets: Blood Processing Centers and Hospital/Wound Care Centers.

Blood Processing Centers

This segment of our business is being driven by the emerging field of medicine called "cell therapy". The Cell Therapy market is estimated to reach $30 billion by 2010. The Company's current product, the BioArchive® System, and future products including the "Smart" Automated Cell Selection System, are positioning the Company to become a significant player in providing enabling technologies for the cell therapy market.

From the CEO & President

BioArchive® System: The Company's BioArchive® System has been adopted by most of the world's leading Cord Blood Stem Cell Banks while the clinical value of transplanting the hematopoietic stem cells found in placental/cord blood has been well documented in the treatment of leukemias, lymphomas, diverse inherited anemias, and hypoproliferative stem cell disorders has been reported in peer-review journal articles by our scientific and clinical collaborators – Dr. Pablo Rubinstein and Dr. Joanne Kurtzberg. The remarkable cure of a child with the lethal disease of combined immunodeficiency by Dr. Joanne Kurtzberg (Duke University Medical Center) was featured on ABC's 20/20 news program in August 2003.

"Smart" Automated Cell Selection System for Processing Cord Blood

The BioArchive® System involves the processing, freezing, storage and retrieval of concentrated Mononuclear Cells (MNC), a cell population which includes the hematopoietic stem cells. The processing of these cord blood stem cells is currently performed manually utilizing a disposable set and considerable labor. Consequently, the stem cell yields are significantly variable (60 to 80%) depending on the expertise and diligence of the technicians. The Company has designed an automated cell selection device and proprietary disposable that works in combination with a typical blood processing centrifuge. This system is anticipated to deliver unprecedented rapid and consistent recoveries of more than 90% of the stem cells *from up to 6 cord blood units simultaneously. As a result, we anticipate delivering the premier stem cell* harvesting system which may well become the standard for cord blood banks throughout the world.

Established Need for Cord Blood Stem Cells

One of the major advantages with cord blood stem cells is that they are harvested from the blood remaining in the placenta after birth of a newly delivered baby. Until recently, this precious tissue was normally discarded as biologic waste. Without risk or pain to the donor, harvests can take place in all hospitals in which babies are born. They can be banked in large numbers throughout the ethnic populations of the world to optimize the probability of finding an HLA match for every patient soon after diagnosis.

The fact that these units of stem cells are desperately needed was highlighted in the October 2002 GAO report on the National Marrow Donor Program (NMDP), a "walking donor" registry. During the period from 1997 to 2000, over 44,000 patients needed transplants and the NMDP provided grafts for only 4,056 patients. The creation of a National Cord Blood Stem Cell Bank of 150,000 units will significantly increase the likelihood of finding an HLA match for all patients in need. The Company is pleased to be able to participate in promoting this legislation and providing the BioArchive® System to all cord blood banks to assist in their production of only the highest quality stem cell units.

In July 2003, the "Cord Blood Stem Cell Act of 2003" (HR2852) was introduced in the House of Representatives "to establish a National Cord Blood Stem Cell Bank network to prepare, store and distribute human umbilical cord blood stem cells for the treatment of patients and to support peer-reviewed research using such cells." In October 2003, companion legislation (S-1717) was introduced in the Senate. Both the House and Senate bills were sponsored by Republicans and Democrats and those for — and against — embryonic stem cell research.





The FDA is considering the licensing of cell therapy products. The Agency's involvement will assure that cord blood stem cell units utilized in routine patient treatment will be in compliance with the necessary standards.

Hospital/Wound Care Centers

The March 2002 *MedMarket Diligence-Worldwide Wound Sealant Market Report* estimates the total market potential for hemostats and sealants to be in excess of $2.5 billion. The current market for ThermoGenesis' wound care products is estimated to be in excess of $700 million and expected to grow to $1.3 billion over the next 5 years. Our current product, the CryoSeal® FS System, and our future products which include the TPD (thrombin processing device) will allow us entry into this large market.

CryoSeal® FS System: The CryoSeal® FS System produces and dispenses a two-component fibrinogen and fibronectin-rich protein sealant for surgical hemostasis and tissue adhesives. Fibrin sealants are a type of protein gel used by surgeons as hemostatic agents (material used to control bleeding). The CryoSeal® FS System addresses this large opportunity.

The CryoSeal® FS System produces and dispenses a two-component fibrinogen and fibronectin-rich protein sealant for surgical hemostasis and tissue adhesion. Fibrin sealants are a type of protein gel used by surgeons as hemostatic agents (material used to control bleeding).

Thrombin Processing Device (TPD): As an integral part of the CryoSeal® disposables, we utilize an autologous TPD. Other sources of thrombin such as bovine thrombin or human thrombin sourced from "pooled plasma" carry with them the risk of allergic reactions, hematological disorders or pathogen transmission. The TPD produces autologous thrombin from the patient's own blood plasma in about 50 minutes completely removing any risk of bloodborne pathogen contamination.

We believe the Company has the products in mature stages of development, and nearing regulatory approval, that have significant advantages over the competition and can provide long-term revenue growth and profitability for the Company as we execute our Five Step plan — and are well on our way on this path.

Sincerely.

Philip Coelho
Chairman & C.E.O.

Kevin Simpson
President & C.O.O.

Blood Processing Products for Cell Therapy Markets



BioArchive® System

DEVICE: The BioArchive® System consists of a computer-driven robotic system which allows users to cryopreserve and archive up to 3,626 units of blood components in –196°C liquid nitrogen. The BioArchive® System can cryopreserve, archive and retrieve samples within liquid nitrogen without exposing the samples to detrimental transient warming events (TWE), which can reduce cell viability.

DISPOSABLES:

- Processing & Freezing bags: Three bag sets utilized to collect, process and transfuse blood, manufactured and distributed under license by Pall Medical Corporation for Europe and North America and Nipro Corporation for Japan. The sets are sold under license to North America and EU countries and sold by ThermoGenesis Corp. in Asia and Latin America.
- Canisters: The freezing bag is placed in the magnetic stainless steel canister before it is frozen and it remains in the canister while it is stored in liquid nitrogen.
- Canister Sleeve: The insulated canister sleeve is inserted into the retrieval cartridge where it protects the contents of the canister from warming and cushions the canister from physical shocks during retrieval.
- Overwrap Bag: The overwrap bag is formed from -200°C glass transition plastic and provides a secondary barrier against contamination by pathogens.



BioArchive® Freezing Bag in Canister

DEVICE:

Freezers: The Company has two models of ultra-rapid plasma freezers which vary primarily by capacity and condenser type. The MP2200 and MP1100 are suited for medium to large laboratories running approximately 750 bags of plasma per day.

Thawers: The Company has three models of ultra-rapid blood component thawers. They vary primarily by capacity. The unique feature of our flexible membrane technology is that it provides the only true closed system thawer available today. Its sealed water system is protected from airborne contamination and evaporation. The Company received FDA clearance for the additional indication for thawing glycerolized frozen red blood cells.



ThermoLine™ Freezers and Thawers

PIPELINE PRODUCTS

DEVICE:

"Smart" Automated Cell Selection System: The "Smart" Automated Cell Selection System is an innovative method of automating and speeding up the selection of stem cells from cord blood. The "Smart" processing device can be loaded with a unit of cord blood contained within the proprietary three-bag cell selection set and is small enough to be inserted into each of the 6 cups of a standard blood bank certifuge, thus allowing up to six cord blood units to be processed simultaneously. During the centrifugation, the stem cells are automatically isolated into a 20ml volume of plasma and red cells at a hematocrit of 20-25 and transferred to the freezing bag. In this same automated process, the excess red cells are transferred to the third bag and the leftover plasma is retained in the original bag that initially contained the blood.

DISPOSABLES:

"Smart" Processing Kit: A sterile closed system of blood bags that are designed to fit into the "Smart" processing device and facilitate the separation of blood components automatically during centrifugation. Included in the set is a 25ml freezing bag which can be used with the BioArchive® System or independently for storage of cellular components.



Metering Device "Smart" Cell Selection System

Hospital/Wound Care Products



CryoSeal® FS System
CS-1 Instrument

DEVICE:

CS-1 Instrument: The CS-1 instrument is a compact, portable upright device that semi-automatically prepares cryoprecipitate and thrombin from a single unit of human plasma. The CS-1 instrument requires the CP-3 plasma processing disposable and thrombin reagent to function.

FS Warming Tray: The FS Warming Tray is designed to quickly warm up to three fully assembled FS Applicators to 37°C for optimal performance (not shown).



CP-3 Plasma Processing Disposable

DISPOSABLE:

CP-3 Plasma Processing Disposable: is comprised of a cryoprecipitate chamber, TPD and four (4) pairs of FS Kits each enclosed in a sterile plastic overwrap. Each FS Kit contains one thrombin syringe and one cryoprecipitate syringe that are simultaneously filled in equal volumes ranging from 0.5 ml to 3 ml. The individual overwrap kits may be stored frozen for up to six months at -18°C or colder until use.

FS Applicator System: is designed to enable the surgeon to efficiently apply the CryoSeal® FS during a wide array of surgical procedures, including liver resectioning. The FS Applicator System is comprised of two applicators, the Metered Applicator, and the Non-Metered Applicator, as well as the FS Warming Tray.

PIPELINE PRODUCTS

DISPOSABLE:

The Thrombin Processing Device (TPD) is a part of the CP-3 disposable and features a tubular reaction chamber where plasma is processed to form activated thrombin. The TPD can function as a stand-alone disposable to produce thrombin for various applications including for use as an activator for platelet gels or alone as a topical hemostatic agent.



FS Applicator Handle with DT-10 Line/Drop Tip. Several Spray and Line/Drop Tips are available.


TPD
OFF

Thrombin Processing Device (TPD)

products

Management Profiles

Philip H. Coelho, Chairman & C.E.O.

Philip H. Coelho was named President of the Company on September 1989, and currently serves as Chief Executive Officer and Chairman of the Board. From October 1986 to September 1989, Mr. Coelho was the Company's Vice President and Director of Research, Development and Manufacturing. Mr. Coelho was President of Castleton, Inc. from October 1983 until October 1986. Castleton developed and previously licensed the Insta Cool Technology to the Company. Mr. Coelho has a Bachelor of Science degree in Mechanical Engineering from the University of California, Davis, and is the inventor or co-inventor of the majority of the Company's patents.

Kevin M, Simpson, P.E., President & C.O.O.

Kevin M. Simpson, P.E., was appointed President and Chief Operating Officer in January 2003. Mr. Simpson joins the Company from his position as Vice President at GambroBCT, Inc., where he was the General Manager of its Pathogen Reduction Technology Business Unit. Mr. Simpson holds a Bachelor of Science in Mechanical Engineering from Purdue University and a Masters of Business Administration from Harvard Business School. Mr. Simpson has over 20 years of experience in the life science industry, including positions with Eli Lilly and Company, Hewlett Packard and Haemonetics Corporation.

Renee Ruecker, Chief Financial Officer

Renee Ruecker was appointed Chief Financial Officer in January 2003. Ms. Ruecker joined the Company in August 1997 as Director of Finance and subsequently assumed the position of V.P. Finance/ Accounting in August 1998. Prior to joining the Company, Ms. Ruecker was a manager in the Audit and Business Advisory Department at Price Waterhouse LLP. Ms. Ruecker received her Bachelor of Science Degree in Business Administration from the California Polytechnic State University in San Luis Obispo, and she is a certified public accountant.

Dan Segal, Vice President, Sales & Marketing

Dan Segal has been with the Company since 1997 and has held various positions including Director of Sales & Marketing Blood Products and Director of Corporate Sales. Mr. Segal assumed the position of V.P. Sales/Marketing in August 2000. Mr. Segal's experience prior to joining the Company includes over 13 years in the Specialty Surgical Device & Implant market and 2 years in the blood processing products market, where he held various positions in Sales & Marketing. Mr. Segal graduated from Sonoma State College with a BA in Business Management.

Scientific/Medical Advisors

Pablo Rubinstein, M.D. — Stem Cell Banking and Transplantation

Head, Immunogenetics Laboratory, Director, NYBC Placental Blood Program
New York Blood Center, New York, USA

Joanne Kurtzberg, M.D. — Stem Cell Transplantation

Director, Pediatric Oncology
Duke University Medical Center

Gail Rock, M.D., Ph.D. — Hematology

Professor of Pathology, Ottawa University; Chief, Hematology and Transfusion Medicine
Ottawa Civic Hospital, Ottawa, Ontario, Canada

Professor Francesco Mercuriali, M.D. — Blood Center Production of Fibrin Sealant

Hematology Director, Centro Transfusionale Gaetano Pini, Milan, Italy
Istituto Ortopedico Gaetano Pini, Milan, Italy

Dean Toriumi, MD — Fibrin-Sealant-Based Plastic Surgery

Associate Professor, Division of Facial Plastic and Reconstructive Surgery
Department of Otolaryngology – Head and Neck Surgery, University of Chicago, Chicago, Illinois.

Company Information

Directors and Officers

Philip H. Coelho, Chairman of the Board
Chief Executive Officer

Edward G. Cape, Ph.D., Director
Managing Partner, The Sapphire Group LLC

George J. Barry, Director
President, Chief Executive Officer,
Mediware Information Systems

Pat McEnany, Director
Director, Medwaste, Inc.

Hubert E. Huckel, M.D., Director
Director, Titan Pharmaceuticals, Inc.

David S. Howell, Director
Director, General Partner, Howell Resource Partners

Kevin M. Simpson, P.E., Director
President and Chief Operating Officer

Renee M. Ruecker, Officer
Chief Financial Officer

Daniel A. Segal, Officer
Vice President, Sales & Marketing

Corporate Information

Counsel: David C. Adams, Esq.
Bartel, Eng & Schroder
300 Capitol Mall, Suite 1100
Sacramento, CA 95814

Corporate Office:
2711 Citrus Road
Rancho Cordova, CA 95742

Independent Auditors: Ernst & Young LLP
555 Capitol Mall, Suite 650
Sacramento, CA 95814

Transfer Agent:
ComputerShare Investor Services
350 Indiana Street, Suite 800
Golden, CO 80401

Nasdaq Symbol: KOOL
Common stock traded on the Nasdaq SmallCap Market

Investor Information

Shareholders Meeting:

The Annual Shareholders Meeting will be held on December 15, 2003 at 9:00 AM (PST), at the Lake Natoma Inn, located at 702 Gold Lake Drive, Folsom, CA 95630.

Availability of Form 10-K:

A copy of the Company's Form 10-K for the year ended June 30, 2003, as filed with the Securities & Exchange Commission is available upon request. Requests should be directed to Assistant Secretary, ThermoGenesis Corp., 2711 Citrus Road, Rancho Cordova, CA 95742.

Financials

MARKET FOR THE REGISTRANT'S COMMON STOCK AND RELATED STOCKHOLDER MATTERS

The Company's common stock, $0.001 par value, is traded on the Nasdaq SmallCap Market under the symbol KOOL. The following table sets forth the range of high and low bid prices for the Company's common stock for the past two fiscal years as reported by Nasdaq. The ranges listed represent actual transactions, without adjustment for retail markups, markdowns or commissions, as reported by Nasdaq.

Fiscal 2003	High	Low	Fiscal 2002	High	Low
First Quarter (Sep. 30)	$2.060	$1.450	First Quarter (Sep. 30)	$2.420	$1.480
Second Quarter (Dec. 31)	$2.050	$1.100	Second Quarter (Dec. 31)	$2.410	$1.470
Third Quarter (Mar. 31)	$2.100	$1.500	Third Quarter (Mar. 31)	$2.930	$2.080
Fourth Quarter (June 30)	$2.929	$1.910	Fourth Quarter (June 30)	$2.500	$1.691

The Company has not paid cash dividends on its common stock and does not intend to pay a cash dividend in the foreseeable future. There were approximately 492 stockholders of record on September 30, 2003 (not including street name holders).

SELECTED FINANCIAL DATA

THERMOGENESIS CORP.
Five-Year Review of Selected Financial Data

Summary of Operations	2003	2002	Year Ended June 30, 2001	2000	1999
Net revenues	$10,187,000	$9,549,000	$5,792,000	$4,211,000	$5,108,000
Cost of revenues	(7,900,000)	(7,558,000)	(5,012,000)	(4,246,000)	(4,435,000)
Gross profit (loss)	2,287,000	1,991,000	780,000	(35,000)	673,000
Selling, general and administration	(5,014,000)	(4,843,000)	(3,889,000)	(4,195,000)	(4,668,000)
Research and development	(2,937,000)	(2,283,000)	(1,782,000)	(1,624,000)	(2,061,000)
Interest and other income	74,000	110,000	130,000	77,000	81,000
Interest and other expense	(13,000)	(13,000)	(1,110,000)	(41,000)	(123,000)
Net loss before cumulative effect of accounting change under SAB 101	(5,603,000)	(5,038,000)	(5,871,000)	(5,818,000)	(6,098,000)
Cumulative effect of accounting change under SAB 101	--	--	(282,000)	--	--
Net loss	($5,603,000)	($5,038,000)	($6,153,000)	($5,818,000)	($6,098,000)
Per share data:					
Net loss before preferred stock dividend or discount and cumulative effect of accounting change under EITF 00-27	($5,603,000)	($5,038,000)	($6,153,000)	($5,818,000)	($6,098,000)
Preferred stock dividend or discount	--	--	(100,000)	(905,000)	(3,907,000)
Cumulative effect of accounting change under EITF 00-27	--	--	(580,000)	--	--
Net loss to common stockholders	($5,603,000)	($5,038,000)	($6,833,000)	($6,723,000)	($10,005,000)
Basic and diluted net loss per share before cumulative effect of accounting changes	($0.15)	($0.15)	($0.22)	($0.30)	($0.52)
Cumulative effect of accounting change under SAB 101	--	--	(0.01)	--	--
Cumulative effect of accounting change under EITF 00-27	--	--	(0.02)	--	--
Basic and diluted net loss per common share	($0.15)	($0.15)	($0.25)	($0.30)	($0.52)
Pro Forma amounts assuming the accounting change under SAB 101 is applied retroactively:					
Net loss to common stockholders	($5,603,000)	($5,038,000)	($6,551,000)	($6,299,000)	($10,255,000)
Basic and diluted net loss per share	($0.15)	($0.15)	($0.24)	($0.28)	($0.53)

Balance Sheet Data	As Of June 30, 2003	2002	2001	2000	1999
Cash and short term investments	$6,815,000	$6,726,000	$5,366,000	$2,550,000	$2,327,000
Working capital	$10,126,000	$9,631,000	$7,098,000	$4,613,000	$5,085,000
Total assets	$12,791,000	$12,239,000	$9,553,000	$6,735,000	$8,133,000
Total liabilities	$2,217,000	$2,046,000	$1,621,000	$1,043,000	$1,413,000
Total stockholders' equity	$10,574,000	$10,193,000	$7,932,000	$5,692,000	$6,720,000

MANAGEMENTS DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

CERTAIN STATEMENTS CONTAINED IN THIS SECTION AND OTHER PARTS OF THIS REPORT WHICH ARE NOT HISTORICAL FACTS ARE FORWARD-LOOKING STATEMENTS AND ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES. THE COMPANY'S ACTUAL RESULTS MAY DIFFER SIGNIFICANTLY FROM THE PROJECTED RESULTS DISCUSSED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT MIGHT AFFECT ACTUAL RESULTS INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED IN ITEM 1 – BUSINESS – UNDER THE SUBSECTION ENTITLED "FACTORS AFFECTING FUTURE RESULTS" OF THE FORM 10-K, AND OTHER FACTORS IDENTIFIED FROM TIME TO TIME IN THE COMPANY'S REPORTS FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION.

The following discussion should be read in conjunction with the Company's financial statements contained in this report.

(a) Overview

The Company designs, manufactures and distributes medical devices and companion sterile single use processing disposables that our customers use to harvest or cryopreserve biomaterial products from single units of blood. Initially, the Company focused efforts on developing medical devices for ultra rapid freezing and thawing of blood components, which the Company continues to manufactures and distributes to blood banks, hospitals and plasma collection centers. All of the Company's products are medical devices purchased as capital equipment or the related disposables.

The Company has incurred recurring operating losses and has an accumulated deficit of $54,713,000, as of June 30, 2003. The report of independent auditors on the Company's June 30, 2003 financial statements includes an explanatory paragraph indicating there is substantial doubt about the Company's ability to continue as a going concern. The Company believes that it has developed a viable plan to address these issues and that its plan will enable the Company to continue as a going concern for the next twelve months. This plan includes the realization of revenues from the commercialization of new products, the consummation of debt or equity financing in amounts sufficient to fund further growth, and the reduction of certain operating expenses as necessary. Although the Company believes that its plan will be realized, there is no assurance that these events will occur. The financial statements do not include any adjustments to reflect the uncertainties related to the recoverability and classification of assets or the amounts and classification of liabilities that may result from the inability of the Company to continue as a going concern.

Critical Accounting Policies

The Company believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its financial statements. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. If the financial condition of the Company's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. The Company provides for the estimated cost of product warranties at the time revenue is recognized. While the Company engages in extensive product quality programs and processes, including actively monitoring and evaluating the quality of its component suppliers, the Company's warranty obligation is affected by product failure rates, material usage and service delivery costs incurred in correcting a product failure. Should actual product failure rates, material usage or service delivery costs differ from the Company's estimates, revisions to the estimated warranty liability would be required. The Company writes down its inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

Effective July 1, 2000, the Company changed its method of accounting for revenue recognition for BioArchive Systems and certain licensing agreements in accordance with Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition in Financial Statements". Previously, the Company recognized revenue for BioArchive units upon the delivery of the equipment to the customers. The costs of training and installation were accrued in the same period the installation and training was performed and the related training and installation revenue was recognized. Under the new accounting method for BioArchive Systems adopted retroactive to July 1, 2000, the Company accounts for multiple element arrangements in accordance with the provisions of SAB No. 101. Revenue is recognized as specific elements indicated in sales contracts are executed. If an element is essential to the functionality of an arrangement, the entire arrangement's revenue is deferred until that essential element is delivered. The fair value of each undelivered element that is not essential to the functionality of the system is deferred until performance or delivery occurs. The fair value of an undelivered element is based on vendor specific objective evidence or third party evidence of fair value as appropriate. If an undelivered element exists, the Company will determine the fair value of the undelivered element and subtract the fair value of the undelivered element from the total consideration under the arrangement. The residual amount is the Company's estimate of the fair value of the delivered element. Costs associated with inconsequential or perfunctory elements in multiple element arrangements are accrued at the time of revenue recognition. The Company accounts for training and installation as a separate element of a multiple element arrangement. The Company therefore recognizes the fair value of training and installation services upon their completion when the Company is obligated to perform such services. Previously, the Company recognized revenue for licensing agreements upon receipt of the non-refundable fee. Under the new accounting method which was adopted retroactive to July 1, 2000 for licensing agreements pursuant to which the Company receives up-front licensing fees for products or technologies that will be provided by the Company over the term of the arrangements, the Company now defers the up-front fees and recognizes the fees as revenue on a straight-line method over the term of the respective contracts.

Revenues from the sale of the Company's CryoSeal and ThermoLine products are recognized upon transfer of title. The Company generally ships products F.O.B. shipping point at its office. There is no conditional evaluation on any product sold and recognized as revenue. All foreign sales are denominated in U.S. dollars. The Company's foreign sales are generally through distributors. There is no right of return provided for distributors. For sales of products made to distributors, the Company considers a number of factors in determining whether revenue is recognized upon transfer of title to the distributor, or when the distributor places the product with an end-user. These factors include, but are not limited to, whether the payment terms offered to the distributor are considered to be non-standard, the distributor history of adhering to the terms of its contractual arrangements with the Company, the level of inventory maintained by the distributor, whether the Company has a pattern of granting concessions for the benefit of the distributor, or whether there are other conditions that may indicate that the sale to the distributor is not substantive. Shipping and handling fees billed to customers are included in product and other revenues, while the related costs are included in cost of product and other revenues. Service revenue is generally generated from contracts for providing maintenance of equipment. Service revenue is recognized at the time the service is completed. Amounts billed in excess of revenue recognized are recorded as deferred revenue on the balance sheet.

(b) Results of Operations

The following is Management's discussion and analysis of certain significant factors which have affected the Company's financial condition and results of operations during the periods included in the accompanying financial statements.

Revenues:
Net revenues increased $638,000 or 7% from fiscal 2002 to 2003. BioArchive revenues were $5,448,000 for the year ended June 30, 2003 compared to $3,043,000 for the year ended June 30, 2002, an increase of $2,405,000 or 79%. There were 20 BioArchive devices recognized in revenue in the year ended June 30, 2003 versus 14 for the previous year. BioArchive revenues also increased from disposables due to the increased demand from private and public cord blood banks in Asia. The increase in revenues from the BioArchive product line help offset in part the decrease in freezer revenues due to the large order received from Aventis Bio-Services, Inc. in the prior year. Revenues generated by the CryoSeal product line for the year ended June 30, 2003 were $575,000 versus $322,000 for the year ended June 30, 2002 an increase of 79%.

Net revenues increased $3,757,000 or 65% from fiscal 2001 to 2002. BioArchive revenues were $3,043,000 for the year ended June 30, 2002 compared to $1,964,000 for the year ended June 30, 2001, an increase of $1,079,000 or 55%. There were 14 BioArchive installations in the year ended June 30, 2002 versus 10 for the year ended June 30, 2001. Freezer revenues were $3,344,000 versus $1,377,000 for the years ended June 30, 2002 and 2001, respectively, an increase of $1,967,000 or 143%. The increase is due to a large order received from Aventis Bio-Services, Inc. Revenues generated from the CryoSeal product line accounted for $322,000 or 3% of net revenues for the year ended June 30, 2002.

Cost of Revenues:
As a percentage of revenues, the Company's cost of revenues decreased from 79% in fiscal year 2002 to 78% in fiscal 2003. The slight improvement in the cost of revenues percentage was due to the increase in revenues from the BioArchive product line which has a higher gross profit margin than the other product lines.

As a percentage of revenues, the Company's cost of revenues decreased from 87% in fiscal year 2001 to 79% in fiscal year 2002. The improvement in the cost of revenues percentage was a result of achieving higher average selling prices on the BioArchive device, disposables and accessories and the higher sales volume which absorbs more of the fixed manufacturing overhead.

Selling, General and Administrative Expenses:
This expense category includes Sales, Marketing, Finance, Administration and General Support departments.

Selling, general and administrative expenses increased $171,000 or 4% from fiscal 2002 to 2003. The increase is primarily the result of professional fees paid in connection with the executive search for a new President and Chief Operating Officer.

Selling, general and administrative expenses increased $954,000 or 25% from fiscal 2001 to 2002. The increase is due to a $205,000 non-cash stock compensation expense recorded as a result of extending, for an additional five years, certain options held by officers and directors. The increase was also the result of higher sales commissions as a result of increasing revenues more than 60% and professional fees which includes the investor relations firm hired in September 2001.

Research and Development Expenses:
This expense category includes Research and Development, Clinical Trials, Scientific and Regulatory Affairs.

Research and Development expenses increased $654,000 or 29% from fiscal 2002 to fiscal 2003. The increase is due to the costs associated with the CryoSeal FS human clinical trials, which accounted for approximately $1,310,000 of the research and development expenses in fiscal 2003. Management expects the research and development line item to increase as the human clinical trials continue.

Research and Development expenses increased $501,000 or 28% from fiscal 2001 to fiscal 2002. The increase is primarily due to costs associated with the CryoSeal FS pre-clinical trials and initiation of the human clinical trials, which accounted for approximately $700,000 of the research and development expenses in fiscal 2002.

Management believes that product development and refinement is essential to maintaining the Company's market position. Therefore, the Company considers these costs as continuing costs of doing business. No assurances can be given that the products or markets recently developed or under development will be successful.

Interest and Other (Expense):
Interest and other expense decreased $1,097,000 from fiscal 2001 to fiscal 2002. There was no debt financing in fiscal 2002 and therefore no interest expense associated with the amortization of warrants or beneficial conversion feature as in fiscal 2001.

(c) Liquidity and Capital Resources

At June 30, 2003, the Company had a cash balance of $6,815,000 and working capital of $10,126,000. This compares to a cash balance of $4,713,000, short term investments of $2,013,000 and working capital of $9,631,000 at June 30, 2002. The Company raised net proceeds of $5.3 million through the private placement of common stock in March 2003. Since inception, the Company has primarily financed operations through the private placement of equity securities and has raised approximately $56.8 million, net of expenses, through common and preferred stock financings and option and warrant exercises. As of June 30, 2003, the Company had no off-balance sheet arrangements.

Net cash used in operating activities for the year ended June 30, 2003 was $5,713,000, primarily due to the net loss of $5,603,000. Other current assets utilized $681,000 of cash primarily due to a $385,000 prepayment to a Clinical Research Organization (CRO) for services with respect to the Company's CryoSeal FS human clinical trials and deposits of $168,000 for furniture, equipment and leasehold improvements for the new facility to which the Company moved to in July 2003.

The report of independent auditors on the Company's June 30, 2003 financial statements includes an explanatory paragraph indicating there is substantial doubt about the Company's ability to continue as a going concern. The Company believes that it has developed a viable plan to address these issues and that its plan will enable the Company to continue as a going concern for the next twelve months. The plan includes the realization of revenues from the commercialization of new products, the consummation of debt or equity financings and the reduction of certain operating expenses as required. The financial statements do not include any adjustments to reflect the uncertainties related to the recoverability and classification of assets or the amounts and classification of liabilities that may result from the inability of the Company to continue as a going concern. There is no assurance that the Company will be able to achieve additional financing or that such events will be on terms favorable to the Company.

The Company generally does not require extensive capital equipment to produce or sell its current products. However, when significant capital equipment is required, the Company purchases from a vendor base. In fiscal 2001, the Company spent $235,000 primarily for molds for the production of the TAD and CP-3. In fiscal 2002, the Company spent $175,000 primarily for molds, tooling and equipment used in research and development. In fiscal 2003, the Company spent $92,000 primarily for computers, equipment used in research and development and a truck for field service personnel. Future capital expenditures are anticipated, and the Company believes that the amounts expended will be slightly higher in fiscal year 2004, primarily due to planned expenditures for furniture, equipment and leasehold improvements for the new facility. At June 30, 2003, the Company has $1.9 million outstanding in cancelable orders to purchase inventory, supplies and services for use in normal business operations and capital commitments of $158,000.

As of June 30, 2003, the Company had the following contractual obligations and commercial commitments:

Contractual Obligations	Payments Due by Period				
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Capital Lease Obligations	$39,000	$22,000	$17,000	--	--
Operating Leases	1,974,000	302,000	752,000	$815,000	$105,000
Note payable	41,000	9,000	18,000	14,000	--
Total Contractual Cash Obligations	$2,054,000	$333,000	$787,000	$829,000	$105,000

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

All sales, domestic and foreign, are made in U.S. dollars and therefore currency fluctuations are believed to have no impact on the Company's net revenues. The Company has no material long-term investments or debt, other than capital lease obligations, and therefore is not subject to interest rate risk. Management does not believe that inflation has had or will have a significant impact on the Company's results of operations.

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders of THERMOGENESIS CORP.

We have audited the accompanying balance sheets of THERMOGENESIS CORP. as of June 30, 2003 and 2002, and the related statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended June 30, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of THERMOGENESIS CORP. at June 30, 2003 and 2002, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2003, in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming that THERMOGENESIS CORP. will continue as a going concern. As more fully described in Note 1, the Company has incurred recurring operating losses and has an accumulated deficit of $54,713,000 as of June 30, 2003. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments to reflect the uncertainties related to the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

As discussed in Note 1 to the financial statements, in 2001 the Company changed its method of accounting for revenue recognition in accordance with guidance provided in SEC Staff Accounting Bulletin No. 101 (SAB 101), "Revenue Recognition in Financial Statements." As discussed in Note 6, in 2001 the Company changed its method of accounting for convertible securities with beneficial conversion features in accordance with the consensus reached by the Emerging Issues Task Force ("EITF") in issue No. 00-27, "Application of EITF Issue No. 98-5, Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios, to Certain Convertible Instruments."

/s/ ERNST & YOUNG LLP

Sacramento, California
August 15, 2003

THERMOGENESIS CORP.
Balance Sheets

ASSETS	June 30, 2003	June 30, 2002
Current assets:		
Cash and cash equivalents	$6,815,000	$4,713,000
Short term investments	--	2,013,000
Accounts receivable, net of allowance for doubtful accounts of $80,000 ($84,000 at June 30, 2002)	2,014,000	1,916,000
Inventory	2,650,000	2,887,000
Other current assets	820,000	115,000
Total current assets	12,299,000	11,644,000
Equipment at cost less accumulated depreciation of $2,599,000 ($2,389,000 at June 30, 2002)	442,000	537,000
Other assets	50,000	58,000
	$12,791,000	$12,239,000
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$1,165,000	$995,000
Accrued payroll and related expenses	235,000	204,000
Deferred revenue	384,000	436,000
Accrued liabilities	389,000	378,000
Total current liabilities	2,173,000	2,013,000
Long-term portion of capital lease obligations and note payable	44,000	33,000
Commitments and contingencies		
Stockholders' equity:		
Preferred stock, $0.001 par value; 2,000,000 shares authorized; Series A convertible preferred stock, 1,077,540 shares issued, 158,000 outstanding ($1,343,000 aggregate involuntary liquidation value at June 30, 2003)	--	--
Common stock, $0.001 par value; 50,000,000 shares authorized: 39,396,594 issued and outstanding (35,230,254 at June 30, 2002)	39,000	35,000
Paid in capital in excess of par	65,248,000	59,268,000
Accumulated deficit	(54,713,000)	(49,110,000)
Total stockholders' equity	10,574,000	10,193,000
	$12,791,000	$12,239,000

See accompanying notes.

THERMOGENESIS CORP.
Statements of Operations

	Years ended June 30		
	2003	2002	2001
Revenues:			
Product and other revenues	$9,036,000	$8,309,000	$5,006,000
Service revenues	1,151,000	1,240,000	786,000
Net revenues	10,187,000	9,549,000	5,792,000
Cost of revenues:			
Costs of product and other revenues	7,260,000	6,682,000	4,408,000
Cost of service revenues	640,000	876,000	604,000
Total costs of revenues	7,900,000	7,558,000	5,012,000
Gross Profit	2,287,000	1,991,000	780,000
Expenses:			
Selling, general and administrative	5,014,000	4,843,000	3,889,000
Research and development	2,937,000	2,283,000	1,782,000
Total expenses	7,951,000	7,126,000	5,671,000
Loss before interest and other income (expense)	(5,664,000)	(5,135,000)	(4,891,000)
Interest and other expense	(13,000)	(13,000)	(1,110,000)
Interest and other income	74,000	110,000	130,000
Total interest and other income (expense)	61,000	97,000	(980,000)
Net loss before cumulative effect of accounting change under SAB 101	(5,603,000)	(5,038,000)	(5,871,000)
Cumulative effect of accounting change under SAB 101	--	--	(282,000)
Net loss	($5,603,000)	($5,038,000)	($6,153,000)
Per share data:			
Net loss before preferred stock dividend or discount and cumulative effect of accounting change under EITF 00-27	($5,603,000)	($5,038,000)	($6,153,000)
Preferred stock dividend or discount	--	--	(100,000)
Cumulative effect of accounting change under EITF 00-27	--	--	(580,000)
Net loss to common stockholders	($5,603,000)	($5,038,000)	($6,833,000)
Basic and diluted net loss per share before cumulative effect of accounting changes	($0.15)	($0.15)	($0.22)
Cumulative effect of accounting change under SAB 101	--	--	(0.01)
Cumulative effect of accounting change under EITF 00-27	--	--	(0.02)
Basic and diluted net loss per common share	($0.15)	($0.15)	($0.25)
Shares used in computing per share data	36,587,102	32,844,292	27,668,523
Pro forma amounts assuming the accounting change under SAB 101 is applied retroactively:			
Net loss to common stockholders	($5,603,000)	($5,038,000)	($6,551,000)
Basic and diluted net loss per share	($0.15)	($0.15)	($0.24)

See accompanying notes.

THERMOGENESIS CORP.
Statements of Stockholders' Equity

	Common stock	Paid in capital in excess of par	Accumulated Deficit	Stockholder note receivable	Total Stockholders' equity
Balance at June 30, 2000	$26,000	$43,005,000	($37,339,000)		$5,692,000
Issuance of 3,944,047 common shares in private placement	4,000	6,990,000	--		6,994,000
Issuance of 388,750 shares for exercise of options and warrants	--	811,000	--		811,000
Stockholder note receivable for exercise of options	--	--	--	($425,000)	(425,000)
Cumulative effect of accounting change under EITF 00-27	--	580,000	(580,000)	--	--
Beneficial conversion feature	--	548,000	--	--	548,000
Issuance of 415,000 common stock warrants	--	465,000	--	--	465,000
Issuance of 2,617,940 common shares upon conversion of Series B preferred stock	2,000	(2,000)	--	--	--
Issuance of 40,000 common shares upon conversion of Series A preferred stock	--	--	--	--	--
Net loss	--	--	(6,153,000)	--	(6,153,000)
Balance at June 30, 2001	32,000	52,397,000	(44,072,000)	(425,000)	7,932,000
Issuance of 3,504,310 common shares in private placement	3,000	6,830,000	--	--	6,833,000
Issuance of 161,417 shares for exercise of options	--	173,000	--	--	173,000
Cancellation of stockholder note receivable for surrender of 200,000 shares	--	(425,000)	--	425,000	--
Stock based compensation	--	293,000	--	--	293,000
Net loss	--	--	(5,038,000)	--	(5,038,000)
Balance at June 30, 2002	35,000	59,268,000	(49,110,000)	--	10,193,000
Issuance of 3,807,594 common shares in private placement	3,000	5,327,000	--	--	5,330,000
Issuance of 322,251 shares for exercise of options	1,000	588,000	--	--	589,000
Issuance of 35,495 common shares for services	--	65,000	--	--	65,000
Net loss	--	--	(5,603,000)	--	(5,603,000)
Balance at June 30, 2003	$39,000	$65,248,000	($54,713,000)	$ --	$10,574,000

See accompanying notes.

THERMOGENESIS CORP.
Statements of Cash Flows

	Years ended June 30		
	2003	2002	2001
Cash flows from operating activities:			
Net loss	($5,603,000)	($5,038,000)	($6,153,000)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation and amortization	266,000	434,000	485,000
Stock compensation expense	--	293,000	--
Debt discount and beneficial conversion feature	--	--	1,013,000
Issuance of common stock for services	65,000	--	--
Loss on sale/retirement of equipment	9,000	15,000	19,000
Net changes in operating assets and liabilities:			
Accounts receivable	(98,000)	(547,000)	(742,000)
Inventory	185,000	(1,044,000)	432,000
Other current assets	(681,000)	(19,000)	54,000
Other assets	(16,000)	10,000	(15,000)
Accounts payable	170,000	230,000	249,000
Accrued payroll and related expenses	31,000	22,000	50,000
Deferred revenue	(52,000)	203,000	220,000
Accrued liabilities	11,000	(18,000)	94,000
Net cash used in operating activities	(5,713,000)	(5,459,000)	(4,294,000)
Cash flows from investing activities:			
Purchases of short-term investments	--	(2,013,000)	(1,822,000)
Maturities of short-term investments	2,013,000	1,822,000	1,740,000
Capital expenditures	(92,000)	(175,000)	(235,000)
Net cash used in investing activities	1,921,000	(366,000)	(317,000)
Cash flows from financing activities:			
Exercise of stock options and warrants	589,000	173,000	386,000
Payments on capital lease obligations and note payable	(25,000)	(12,000)	(35,000)
Proceeds from short-term debt	--	--	2,075,000
Payment of short-term debt	--	--	(220,000)
Issuance of common stock and warrants	5,330,000	6,833,000	5,139,000
Net cash provided by financing activities	5,894,000	6,994,000	7,345,000
Net increase in cash and cash equivalents	2,102,000	1,169,000	2,734,000
Cash and cash equivalents at beginning of year	4,713,000	3,544,000	810,000
Cash and cash equivalents at end of year	$6,815,000	$4,713,000	$3,544,000
Supplemental cash flow information:			
Cash paid during the year for interest	$13,000	$13,000	$83,000
Supplemental non-cash financing and investing information:			
Equipment acquired by note payable	$36,000	--	--
Transfer of inventory to equipment	$52,000	--	--
Issuance of stockholder note receivable	--	--	$425,000
Conversion of short-term debt to equity	--	--	$1,855,000
Cancellation of stockholder note receivable	--	$425,000	--

See accompanying notes.

THERMOGENESIS CORP.
NOTES TO FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

Organization and Business

THERMOGENESIS CORP. ("the Company") was incorporated in Delaware in July 1986. The Company designs, manufactures and distributes equipment to process therapeutically valuable blood components including stem cells and surgical sealants. Initially, the Company developed medical devices for ultra rapid freezing and thawing of blood components, which the Company manufactures and distributes to blood banks and hospitals.

Revenue Recognition

Effective July 1, 2000, the Company changed its method of accounting for revenue recognition for BioArchive Systems and certain licensing agreements in accordance with Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition in Financial Statements". Previously, the Company recognized revenue for BioArchive units upon the delivery of the equipment to the customers. The costs of training and installation were accrued in the same period the installation and training was performed and the related training and installation revenue was recognized. Under the new accounting method for BioArchive Systems adopted retroactive to July 1, 2000, the Company accounts for multiple element arrangements in accordance with the provisions of SAB No. 101. Revenue is recognized as specific elements indicated in sales contracts are executed. If an element is essential to the functionality of an arrangement, the entire arrangement's revenue is deferred until that essential element is delivered. The fair value of each undelivered element that is not essential to the functionality of the system is deferred until performance or delivery occurs. The fair value of an undelivered element is based on vendor specific objective evidence or third party evidence of fair value as appropriate. If an undelivered element exists, the Company will determine the fair value of the undelivered element and subtract the fair value of the undelivered element from the total consideration under the arrangement. The residual amount is the Company's estimate of the fair value of the delivered element. Costs associated with inconsequential or perfunctory elements in multiple element arrangements are accrued at the time of revenue recognition. The Company accounts for training and installation as a separate element of a multiple element arrangement. The Company therefore recognizes the fair value of training and installation services upon their completion when the Company is obligated to perform such services. Previously, the Company recognized revenue for licensing agreements upon receipt of the non-refundable fee. Under the new accounting method which was adopted retroactive to July 1, 2000 for licensing agreements pursuant to which the Company receives up-front licensing fees for products or technologies that will be provided by the Company over the term of the arrangements, the Company now defers the up-front fees and recognizes the fees as revenue on a straight-line method over the term of the respective contracts. The cumulative effect of the change on prior years resulted in an increase in the net loss of $282,000 (net of income taxes of $0), which is included in the net loss before the cumulative effect of a change in accounting principle for the year ended June 30, 2001, and $13,000 has been included in deferred revenue as of June 30, 2001. The $282,000 is comprised of revenues of $664,000 less cost of revenues of $382,000. The effect of the change on the year ended June 30, 2001 was to decrease the net loss before the cumulative effect of the accounting change by $179,000 ($0.01 per share). The $179,000 is comprised of revenues of $272,000 less cost of revenues of $93,000.

1. Summary of Significant Accounting Policies (Continued)

Revenue Recognition (Continued)

For the years ended June 30, 2003, 2002 and 2001, the Company recognized $0, $138,000 and $526,000 respectively, in revenue that was included in the cumulative effect adjustment as of July 1, 2000. The effect of that revenue and related cost of revenue of $0, $125,000 and $257,000 was to reduce the net loss by $0, $13,000 and $269,000 during those periods respectively. The unaudited pro forma amounts presented in the statement of operations were calculated assuming the accounting change was made retroactively to prior periods.

Revenues from the sale of the Company's CryoSeal and ThermoLine products are recognized upon transfer of title. The Company generally ships products F.O.B. shipping point at its office. There is no conditional evaluation on any product sold and recognized as revenue. All foreign sales are denominated in U.S. dollars. The Company's foreign sales are generally through distributors. There is no right of return provided for distributors. For sales of products made to distributors, the Company considers a number of factors in determining whether revenue is recognized upon transfer of title to the distributor, or when the distributor places the product with an end-user. These factors include, but are not limited to, whether the payment terms offered to the distributor are considered to be non-standard, the distributor history of adhering to the terms of its contractual arrangements with the Company, the level of inventory maintained by the distributor, whether the Company has a pattern of granting concessions for the benefit of the distributor, or whether there are other conditions that may indicate that the sale to the distributor is not substantive. Shipping and handling fees billed to customers are included in product and other revenues, while the related costs are included in cost of product and other revenues. Service revenue is generally generated from contracts for providing maintenance of equipment. Service revenue is recognized at the time the service is completed. Amounts billed in excess of revenue recognized are recorded as deferred revenue on the balance sheet.

Basis of Presentation

The Company has incurred recurring operating losses and has an accumulated deficit of $54,713,000 as of June 30, 2003. The report of independent auditors on the Company's June 30, 2003 financial statements includes an explanatory paragraph indicating there is substantial doubt about the Company's ability to continue as a going concern. The Company believes that it has developed a viable plan to address these issues and that its plan will enable the Company to continue as a going concern for the next twelve months. This plan includes the realization of revenues from the commercialization of new products, the consummation of debt or equity financing in amounts sufficient to fund further growth, and the reduction of certain operating expenses as necessary. Although the Company believes that its plan will be realized, there is no assurance that these events will occur. The financial statements do not include any adjustments to reflect the uncertainties related to the recoverability and classification of assets or the amounts and classification of liabilities that may result from the inability of the Company to continue as a going concern.

1. Summary of Significant Accounting Policies (Continued)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash, Cash Equivalents and Short Term Investments

The Company considers all highly liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents. Short term investments are comprised of certificates of deposit with maturities greater than 90 days, but not exceeding one year.

Fair Value of Financial Instruments

Carrying amounts of financial instruments held by the Company, which include cash and cash equivalents, short term investments, accounts receivable, accounts payable and accrued liabilities, approximate fair value due to their short duration.

Accounts Receivable and Allowance for Doubtful Accounts

The Company's receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts represents their estimated net realizable value. The Company estimates its allowance for doubtful accounts based on historical collection trends, age of outstanding receivables and existing economic conditions. If events or changes in circumstances indicate that a specific receivable balance may be impaired, further consideration is given to the collectibility of those balances and the allowance is adjusted accordingly. Past-due receivable balances are written-off when the Company's internal collection efforts have been unsuccessful in collecting the amount due.

Inventory

Inventory is stated at the lower of cost or market and includes the cost of material, labor and manufacturing overhead. Cost is determined on the first-in, first-out basis.

Suppliers

The Company obtains certain custom components from a limited number of suppliers. If the supplier raises the price of the component or discontinues production, the Company will have to find another qualified supplier to provide the component. In the event that it becomes necessary for us to find another supplier, we would first be required to qualify the quality assurance systems and product of that alternative supplier. Any transfer between qualified suppliers may impact the production schedule, thus delaying revenues, and may cause the price of the key components to increase.

1. Summary of Significant Accounting Policies (Continued)

Equipment

Equipment is stated at cost. Depreciation for office, computer, machinery and equipment is computed under the straight-line method over the estimated useful lives. Leasehold improvements are depreciated under the straight line method over their estimated useful lives or the remaining lease period, whichever is shorter.

Warranty

The Company provides for the estimated cost of product warranties at the time revenue is recognized. While the Company engages in extensive product quality programs and processes, including actively monitoring and evaluating the quality of its component suppliers, the Company's warranty obligation is affected by product failure rates, material usage and service delivery costs incurred in correcting a product failure. Should actual product failure rates, material usage or service delivery costs differ from the Company's estimates, revisions to the estimated warranty liability would be required.

Stock Based Compensation

The Company has adopted the disclosure provision for stock-based compensation of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation", and SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure" which was released in December, 2002 as an amendment of SFAS No 123, but continues to account for such items using the intrinsic value method as outlined under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees".

The Company uses the Black-Scholes option pricing model to measure the fair value of the equity instruments issued (which were determined to be more reliably measurable than the fair value of consideration received) using the stock price and other measurement assumptions as of the date a commitment for performance by the counterparty to earn the equity instrument was reached. The fair value of the equity instruments issued is recognized in the same period as if the Company had paid cash for the services.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options. The Company's employee stock options have characteristics significantly different from those of traded options such as vesting restrictions and extremely limited transferability. In addition, the assumptions used in option valuation models (see below) are highly subjective, particularly the expected stock price volatility of the underlying stock. Because changes in these subjective input assumptions can materially affect the fair value estimates, in management's opinion, the existing models do not provide a reliable single measure of the fair value of its employee stock options.

1. Summary of Significant Accounting Policies (Continued)

Stock Based Compensation (Continued)

The following table illustrates the effect on net loss and earnings per share if the fair value based method had been applied to all awards:

	2003	2002	2001
Net loss, as reported	($5,603,000)	($5,038,000)	($6,153,000)
Add: stock-based employee compensation expense included in reported net loss	--	293,000	--
Deduct: total stock-based employee compensation expense determined under fair value method for all awards	(969,000)	(802,000)	(853,000)
Pro forma net loss	($6,572,000)	($5,547,000)	($7,006,000)
Net loss per share			
As reported	($0.15)	($0.15)	($0.22)
Pro Forma	($0.18)	($0.17)	($0.25)

The pro forma amounts discussed above were derived using the Black-Scholes option-pricing model with the assumptions indicated below:

	2003	2002	2001
Average expected life (years)	4.4	3.4	2.2
Risk-free interest rate	3.2%	3.36%	4.38%
Volatility	97%	93%	108%
Dividend yield	0%	0%	0%

The weighted average grant date fair value of options granted during the years ended June 30, 2003, 2002 and 2001 was $1.23, $1.45 and $1.13, respectively.

Credit Risk

The Company manufactures and sells thermodynamic devices principally to the blood component processing industry and performs ongoing evaluations of the credit worthiness of its customers. The Company believes that adequate provisions for uncollectible accounts have been made in the accompanying financial statements.

1. Summary of Significant Accounting Policies (Continued)

Income Taxes

The liability method is used for accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that are scheduled to be in effect when the differences are expected to reverse. The Company used the flow-through method to account for income tax credits.

Net Loss per Share

Net loss per share is computed by dividing the net loss to common stockholders by the weighted average number of common shares outstanding. The calculation of the basic and diluted earnings per share is the same for all periods presented, as the effect of the potential common stock equivalents is antidilutive due to the Company's net loss position for all periods presented. Antidilutive securities, which consist of stock options, warrants and the Series A convertible preferred stock, that were not included in diluted net loss per common share were 9,019,068, 8,588,443 and 7,023,426 as of June 30, 2003, 2002 and 2001, respectively.

Reclassifications

Certain amounts in the prior year's financial statements have been reclassified to conform with the 2003 presentations.

New Accounting Pronouncements

In June 2001, the FASB issued Statements of Financial Accounting Standards (SFAS) No. 141, "Business Combinations" and No. 142, "Goodwill and Other Intangible Assets." Under the new rules, goodwill and indefinite lived intangible assets are no longer amortized but are reviewed annually, or more frequently if impairment conditions arise, for impairment. Separable intangible assets that are not deemed to have an indefinite life will continue to be amortized over their useful lives and reviewed for impairment in accordance with SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of". SFAS No. 141 was adopted as of July 1, 2001 and had no impact on our financial statements. SFAS No. 142 was adopted as of July 1, 2002 and had no impact on the Company's financial statements.

In October 2001, the FASB issued SFAS No. 144 on "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS No. 144 supersedes SFAS No. 121. The primary objectives of SFAS No. 144 are to develop one accounting model based on the framework established in SFAS No. 121 for long-lived assets to be disposed of by sale, and to address significant implementation issues. SFAS No. 144 was adopted on July 1, 2002 and had no impact on the Company's financial statements.

1. Summary of Significant Accounting Policies (Continued)

New Accounting Pronouncements (Continued)

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB No. 4, 44 and 64, Amendment of FASB No. 13 and Technical Corrections". SFAS No. 145 updates, clarifies and simplifies existing accounting pronouncements. SFAS No. 145 rescinds SFAS No. 4, which required all gains and losses from extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. As a result, the criteria in Accounting Principles Board Opinion No. 30 will now be used to classify those gains and losses because SFAS No. 4 has been rescinded. SFAS 145 amends SFAS No. 13 to require that certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. This amendment is consistent with the FASB's goal of requiring similar accounting treatment for transactions that have similar economic effects. SFAS No. 145 also makes technical corrections to existing pronouncements. While those corrections are not substantive in nature, in some instances, they may change accounting practice. The Company adopted the provisions of SFAS 145 in fiscal 2003, which had no impact on the Company's financial statements.

In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force ("EITF") Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)" ("Issue 94-3"). The principal difference between SFAS No. 146 and Issue 94-3 relates to SFAS No. 146's requirements for recognition of a liability for a cost associated with an exit or disposal activity. SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under Issue 94-3, a liability for an exit cost as generally defined in Issue 94-3 was recognized at the date of an entity's commitment to an exit plan. A fundamental conclusion reached by the FASB in SFAS No. 146 is that an entity's commitment to a plan, by itself, does not create an obligation that meets the definition of a liability.

Therefore, SFAS No. 146 eliminates the definition and requirements for recognition of exit costs in Issue 94-3. SFAS No. 146 also establishes that fair value is the objective for initial measurement of the liability. The provisions of SFAS No. 146 are effective for exit or disposal activities that are initiated after December 31, 2002. SFAS No. 146 was adopted on January 1, 2003 and had no impact on the Company's financial statements.

In November 2002, the EITF reached a consensus on Issue 00-21, "Multiple-Deliverable Revenue Arrangements" ("EITF 00-21"). EITF 00-21 addresses how to account for arrangements that may involve the delivery or performance of multiple products, services, and/or rights to use assets. The consensus mandates how to identify whether goods or services or both that are to be delivered separately in a bundled sales arrangement should be accounted for separately because they are "separate units of accounting." The guidance can affect the timing of revenue recognition for such arrangements, even though it does not change rules governing the timing or pattern of revenue recognition of individual items accounted for separately. The final consensus will be applicable to agreements entered into in fiscal years beginning after June 15, 2003 with early adoption permitted. Additionally, companies will be permitted to

1. Summary of Significant Accounting Policies (Continued)

New Accounting Pronouncements (Continued)

apply the consensus guidance to all existing arrangements as the cumulative effect of a change in accounting principle in accordance with APB Opinion No. 20, Accounting Changes. The Company is currently assessing the impact of EITF 00-21.

In November 2002, the FASB issued Interpretation Number 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). This interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements of FIN 45 are effective for interim and annual periods ending after December 15, 2002 and the Company has adopted those requirements for the financial statements included in this Form 10-Q. The initial recognition and initial measurement requirements of FIN 45 are effective prospectively for guarantees issued or modified after December 31, 2002. FIN 45 was adopted on January 1, 2003 and did not have a material impact on the Company's financial position, cash flows or results of operations.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure. SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation and provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS No. 148 also amends the disclosure requirements of SFAS No. 123 to require more prominent and frequent disclosures in financial statements about the effects of stock-based compensation. The transition guidance and annual disclosure provisions of SFAS No. 148 are effective for financial statements issued for fiscal years ending after December 15, 2002. The adoption of SFAS No. 148 did not have a material impact on the Company's financial position, cash flows or results of operations.

In May 2003, the FASB issued Statement of Financial Accounting Standards No. 150 (SFAS 150), "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity". SFAS 150 requires certain financial instruments that embody obligations of the issuer and have characteristics of both liabilities and equity to be classified as liabilities. Many of these instruments previously were classified as equity or temporary equity and as such, SFAS 150 represents a significant change in practice in the accounting for a number of mandatorily redeemable equity instruments and certain equity derivatives that frequently are used in connection with share repurchase programs. SFAS 150 is effective for all financial instruments created or modified after May 31, 2003, and to other instruments at the beginning of the first interim period beginning after June 15, 2003. The Company is currently assessing the impact of this statement.

2. Inventory

Inventory consisted of the following at June 30:

	2003	2002
Raw materials	$1,612,000	$1,456,000
Work in process	382,000	765,000
Finished goods	656,000	666,000
	$2,650,000	$2,887,000

3. Equipment

Equipment consisted of the following at June 30:

	2003	2002	Estimated Useful Life
Office equipment	$370,000	$373,000	5-10 years
Computer and purchased software	829,000	830,000	2-5 years
Machinery and equipment	1,642,000	1,530,000	5-10 years
Leasehold improvements	200,000	193,000	5 years
	3,041,000	2,926,000	
Less accumulated depreciation and amortization	(2,599,000)	(2,389,000)	
	$442,000	$537,000	

As of June 30, 2003 the Company had $363,000 of equipment with a net book value of $7,000 which was disposed of in connection with the move to the new facility in July 2003.

4. Accrued Liabilities

Accrued liabilities consisted of the following at June 30:

	2003	2002
Accrued warranty reserves	$193,000	$158,000
Customer deposits	2,000	132,000
Capital lease obligations	16,000	12,000
Other accrued liabilities	178,000	76,000
	$389,000	$378,000

5. Commitments and Contingencies

Operating Leases

The Company leases its manufacturing and corporate facilities and certain equipment pursuant to non-cancelable operating leases. The facility lease includes the option to renew for a five year term. The annual future cash obligations under these leases are as follows:

2004	$302,000
2005	370,000
2006	382,000
2007	399,000
2008	416,000
Thereafter	105,000
Total	$1,974,000

Rent expense was $395,000, $356,000 and $300,000 for the years ended June 30, 2003, 2002 and 2001, respectively.

Capital Leases

The Company leases certain equipment under capital leases. The following amounts are included in equipment as assets under these capital leases as of June 30:

	2003	2002
Cost	$62,000	$62,000
Less: accumulated amortization	33,000	21,000
Net assets under capital leases	$29,000	$41,000

The future minimum lease payments under capital leases are as follows:

Year ending June 30:	
2004	$22,000
2005	17,000
Total minimum lease payments	39,000
Less: amount representing interest	(5,000)
Present value of minimum lease payments	34,000
Less: current portion	(16,000)
Long term portion	$18,000

5. Commitments and Contingencies (Continued)

Note Payable

The Company entered into a note payable with a financial institution to purchase a vehicle for field service personnel in January 2003 for $36,000. The note bears interest at 9.90%, requires monthly payments of principal and interest of $756 and matures on January 5, 2008.

Contingencies

In the normal course of operations, the Company may have disagreements or disputes with employees or vendors. These disputes are seen by the Company's management as a normal part of business, and there are no pending actions currently or no threatened actions that management believes would have a significant material impact on the Company's financial position, results of operations or cash flow.

Warranty

The Company offers a one-year warranty for parts only on all of its products. The Company estimates the costs that may be incurred under its basic limited warranty and records a liability in the amount of such costs at the time product revenue is recognized. Factors that affect the Company's warranty liability include the number of installed units, historical and anticipated rates of warranty claims, and cost per claim.

Changes in the Company's product liability which is included in accrued liabilities during the period are as follows:

	For years ended June 30,	
	2003	2002
Beginning balance	$158,000	$179,000
Warranties issued during the period	276,000	184,000
Settlements made during the period	(205,000)	(155,000)
Changes in liability for pre-existing warranties during the period, including expirations	(36,000)	(50,000)
Ending balance	$193,000	$158,000

6. Stockholder's Equity

Series A Convertible Preferred Stock

In January 1999, the Company completed a private placement of 1,077,540 shares of Series A Convertible Preferred Stock ("Series A"), raising $6,227,000, net of commissions and direct expenses. Commissions of 7% of the gross proceeds and warrants to purchase 200,000 shares of common stock at $1.70 per share were issued to the placement agent. The significant features of the Series A are as follows:

> Voting Rights – the holders of shares of Series A are entitled to voting rights equal to the number of shares of common stock to be issued upon conversion of the Series A.
>
> Liquidation Preferences – In the event of liquidation or dissolution of the Company, the Series A stockholders are entitled to priority over common stockholders with respect to distribution of Company assets or payments to stockholders. The liquidation preference is equal to $6.25 per share compounded annually at 8% per share per year.
>
> Conversion Rights – Holders of the Series A have the right to convert the Series A at the option of the holder, at any time, into shares of common stock of the Company at the conversion rate of one preferred share for five shares of common stock. The conversion rate is subject to adjustment for changes in the company's capital structure, which would otherwise have a dilutive effect on the conversion rate. The value assigned to the Beneficial Conversion Feature, as determined using the quoted market price of the Company's common stock on the date the Series A was sold, amounted to $3,605,000, which represents a discount to the value of the Series A. As of June 30, 2003, 919,540 shares of Series A have been converted, none were converted during the year ended June 30, 2003.
>
> Automatic Conversion – At the option of the Company, each share of Series A may be converted into shares of common stock at the conversion rate of 1:5 provided that the shares of the company's common stock trade at an average price equal to or greater than $5 per share for 30 consecutive trading days.
>
> Dividends – The holder of Series A shall be entitled to receive dividends at the same rate and at the same time as any dividends declared on the Company's common stock.

Common Stock

The Company completed a private financing on March 28, 2003, in which it received $5,330,000, net of expenses. The proceeds from the offering were received from the sale of 3,807,594 shares of common stock and issued warrants representing the right to acquire an additional 11,976 shares of the Company's common stock at $2.39 per share. The warrants vest immediately. There were no warrants exercised as of June 30, 2003.

6. Stockholder's Equity (Continued)

Common Stock (Continued)

The Company completed a private financing on March 26, 2002, in which it received $6,833,000 net of expenses. The proceeds from the offering were received from the sale of 3,504,310 shares of common stock at $2.00 per share and five year warrants representing the right to acquire an additional 723,362 shares of common stock at $3.07 per share. The warrants vest immediately. There were no warrants exercised as of June 30, 2003.

The Company completed a private financing on April 27, 2001, in which it received $6,994,000 net of expenses. The proceeds from the offering were received from the sale of 3,944,047 shares of common stock at $1.80 per share and five year warrants representing the right to acquire an additional 788,809 shares of common stock in the aggregate, at an exercise price of $2.88 per share. The warrants vest immediately. There were no warrants exercised as of June 30, 2003. Of the $7,099,000 financed, $420,000 was received from members of the Company's board of directors or officers.

As of June 30, 2003, the Company had 9,019,000 shares of common stock reserved for future issuance.

Warrants

In December 2000, the Company completed a debt financing for a total of $2,075,000. The debt matured on September 19, 2001 or on the fifth day following an equity or debt financing of at least $1,000,000, which ever occurred first. The interest rate was 10% per annum. Of the $2,075,000 financed, $560,000 was received from members of the Company's board of directors or officers. The Company used the proceeds from the April 2001 private financing to pay off the debt financing. The holders of the debt received warrants representing the right to acquire 415,000 shares of common stock for an exercise price of $1.625. The warrants vest immediately and expire in December 2005. There were no warrants exercised as of June 30, 2003. The fair value assigned to the warrants, as determined using the Black-Scholes model, amounted to $465,000, which represents a discount to the short-term debt. The discount is included in interest expense for the year ending June 30, 2001. Additionally, a contingent beneficial conversion feature of $548,000 associated with the holders right to participate in a future equity offering has been calculated at the date of issue. The contingency was resolved upon completion of the private financing in April 2001 and the $548,000 has been included in interest expense for the year ending June 30, 2001.

As part of the placement agent's compensation in the 1999 private placement of Series A convertible preferred stock, warrants to purchase 200,000 shares of common stock at an exercise price of $1.70 were issued. The warrants were fully vested upon issuance. There were 100,000 warrants exercised in fiscal 2000. The warrants expire in January 2004.

As part of a short-term debt agreement entered into in November 1998, the Company issued warrants to purchase 90,000 shares of common stock at an exercise price of $1.50. The warrants were fully vested upon issuance. The unexercised warrants expired in November 2001. There were 64,738 warrants exercised in fiscal 2000.

6. Stockholder's Equity (Continued)

Warrants (Continued)

As part of the placement agent's compensation in a 1997 private financing, warrants to purchase 258,100 shares of common stock at an exercise price of $3.00 were issued. The warrants were fully vested upon issuance. The warrants expired unexercised in December 2002.

In conjunction with a private placement in November 1996, seven-year warrants were issued, representing the right to acquire 1,478,001 shares of common stock at an exercise price of $3.661 per share subject to dilution adjustment. The warrants were fully vested upon issuance and expire in November 2003. No warrants have been exercised as of June 30, 2003.

In conjunction with a private placement in 1997, warrants to purchase 278,100 shares of common stock at an exercise price of $3.00 were issued. The warrants were fully vested upon issuance. There were 84,000 warrants exercised in fiscal 2001. The remaining warrants expired in December 2000.

Stock Options

The Amended 1994 Stock Option Plan ("1994 Plan") permits the grant of stock or options to employees, directors and consultants. A total of 1,450,000 shares were approved by the stockholders for issuance under the 1994 Plan. Options are granted at prices which are equal to 100% of the fair market value on the date of grant, and expire over a term not to exceed ten years. Options generally vest ratably over a five-year period, unless otherwise determined by the Board of Directors.

The Amended 1998 Stock Option Plan ("1998 Plan") permits the grant of stock or options to employees, directors and consultants. A total of 3,798,000 shares were approved by the stockholders for issuance under the 1998 Plan. Options are granted at prices which are equal to 100% of the fair market value on the date of grant, and expire over a term not to exceed ten years. Options generally vest ratably over a three-year period, unless otherwise determined by the Board of Directors.

The 2002 Independent Directors Equity Incentive Plan ("2002 Plan") permits the grant of stock or options to independent directors. A total of 250,000 shares were approved by the stockholders for issuance under the 2002 Plan.

In May 2002, the term for 288,000 fully vested options to purchase shares of the Company's common stock was extended for an additional five years. As a result of this stock option modification, the Company recorded compensation expense of $205,000 for the year ended June 30, 2002. The $205,000 was calculated using the intrinsic value method which compares the common stock option exercise price to the fair market value of the underlying common stock on the date of extension.

6. Stockholder's Equity (Continued)

Stock Options (Continued)

A summary of stock option activity for the three years ended June 30, 2003 follows:

	Number of Options Outstanding	Weighted-Average Exercise Price per Share
Balance at June 30, 2000	1,932,495	$2.33
Options granted	997,040	$1.90
Options canceled	(515,500)	$3.20
Options exercised	(304,750)	$1.82
Balance at June 30, 2001	2,109,285	$1.98
Exercisable at June 30, 2001	1,373,407	$2.04
Options granted	1,539,000	$2.07
Options canceled	(455,333)	$2.82
Options exercised	(161,417)	$1.53
Balance at June 30, 2002	3,031,535	$1.93
Exercisable at June 30, 2002	1,426,206	$1.79
Options granted	525,000	$1.74
Options canceled	(434,745)	$2.08
Options exercised	(322,251)	$1.82
Balance at June 30, 2003	2,799,539	$1.88
Exercisable at June 30, 2003	1,752,372	$1.74

The following table summarizes information about stock options outstanding at June 30, 2003:

Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price
$1.125-$1.60	733,000	4.12	$1.41	719,666	$1.40
$1.65-$2.50	2,065,039	4.2	$2.04	1,031,206	$1.98
$2.81-$3.00	1,500	0.24	$2.90	1,500	$2.90
Total	2,799,539			1,752,372	

6. Stockholders' Equity (Continued)

Stock Options (Continued)

On November 16, 2000, the Emerging Issues Task Force ("EITF") issued EITF 00-27, "Application of EITF Issue No. 98-5, Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios to Certain Convertible Instruments". EITF 00-27 requires that any beneficial conversion feature associated with a convertible instrument be calculated using the intrinsic value of a conversion option after first allocating the proceeds received to the convertible instrument and any other detachable instruments included in the exchange (such as detachable warrants). As a result of adopting EITF 00-27, the Company has recorded a one-time, non-cash charge to accumulated deficit of $580,000, for the year ending June 30, 2001, as the cumulative effect of accounting change under EITF 00-27 for the embedded beneficial conversion feature associated with the Series B Preferred Stock financing which occurred in December 1999.

Series B Convertible Preferred Stock

On December 22, 1999 and January 4, 2000, the Company completed a private placement of 4,040 shares of Series B Convertible Preferred Stock ("Series B") raising an aggregate of $4,040,000, before direct expenses. The purchasers and the placement agent of the Series B also received five-year warrants representing the right to acquire 444,562 common shares and 40,000 common shares respectively, at an exercise price of $2.72628. There were no warrants exercised as of June 30, 2002. All of the Series B shares were converted into common shares by June 30, 2001. The significant features of the Series B were as follows:

> Dividends – Dividends at the rate of $60 per annum per share of Series B are payable in cash or, at the Company's option, may be added to the value of the Series B subject to conversion and to the $1,000 per share liquidation preference. No dividends were declared as of June 30, 2001. The accumulated amount of the dividend, $99,742 and $128,000 was included in the preferred stock dividend for calculating net loss per share for the years ended June 30, 2001 and 2000, respectively.
>
> Conversion Rights – The Series B contained a provision which allowed conversion into common shares based on a fixed conversion price of $1.6425 which represented the average market price of the Company's common stock for the ten days prior to the initial reset date of June 22, 2000. Thereafter, the conversion price is adjusted every six months to the lesser of (a) 130% of the fixed conversion price of $2.2719, or (b) 90% of the average market price for the ten days prior to such adjustment date. The value assigned to the Beneficial Conversion Feature ("BCF"), determined using 90% of the average market price for the ten days prior to the date the Series B was sold, compared to the quoted market price of the Company's common stock on the date the Series B was sold, amounted to $777,000. The preferred stock discount for the year ended June 30, 2000 includes $777,000 of amortization. As described above, the Company recorded $580,000 in additional BCF upon the adoption of EITF 00-27 in fiscal year 2001. As of June 30, 2001, all of the Series B have been converted into shares of common stock.

7. Stockholder Note Receivable

In October 2000, the Company entered into a note receivable with the Company's Chief Executive Officer and Chairman of the Board for $425,000. The principal amount of the note represents the amount due to the Company for the exercise of options for 200,000 shares of common stock at an exercise price of $2.13. The note was a full recourse note, bore interest at 6.3% and was due October 31, 2001. In October 2001, the compensation committee rescinded the transaction. As such, the note was cancelled and the CEO surrendered the 200,000 shares of common stock.

8. Major Customers and Foreign Sales

During the fiscal year ended June 30, 2003, revenues from two significant customers totaled $2,547,000 or 25% of net revenues. During the fiscal year ended June 30, 2002, revenues from a significant customer totaled $3,523,000 or 37% of net revenues. During the fiscal year ended June 30, 2001, revenues from a significant customer totaled $1,285,000 or 22% of net revenues.

The Company had sales to customers outside the United States as follows for the years ended June 30:

	2003	2002	2001
Europe	$2,400,000	$1,679,000	$981,000
Asia	2,815,000	1,631,000	1,511,000
Other	947,000	620,000	111,000
	$6,162,000	$3,930,000	$2,603,000

9. Income Taxes

The reconciliation of federal income tax attributable to operations computed at the federal statutory tax rate of 34% to income tax expense is as follows for the years ended June 30:

	2003	2002	2001
Statutory federal income tax benefit	($1,905,000)	($1,712,000)	($1,996,000)
Net operating loss with no tax benefit	1,905,000	1,712,000	1,996,000
Total federal income tax	$ -	$ -	$ -

At June 30, 2003, the Company had net operating loss carryforwards for federal and state income tax purposes of approximately $46,271,000 and $12,055,000 respectively, that are available to offset future income. The federal and state loss carryforwards expire in various years between 2004 and 2023, and 2004 and 2013, respectively.

9. Income Taxes (Continued)

At June 30, 2003, the Company has research and experimentation credit carryforwards of approximately $451,000 for federal tax purposes that expire in various years between 2004 and 2023, and $380,000 for state income tax purposes that do not have an expiration date.

Significant components of the Company's deferred tax assets and liabilities for federal and state income taxes are as follows:

	June 30, 2003	June 30, 2002
Deferred tax assets:		
Net operating loss carryfowards	$16,448,000	$14,550,000
Income tax credits	702,000	584,000
Capitalized research costs	560,000	470,000
Other	819,000	778,000
Total deferred taxes	18,529,000	16,382,000
Valuation allowance	(18,529,000)	(16,382,000)
Net deferred taxes	$ --	$ --

The valuation allowance increased by approximately $2.1 million, $1.8 million and $2.2 million in 2003, 2002 and 2001, respectively. Approximately $343,000 of the valuation allowance at June 30, 2003 is related to the benefits of stock option deductions, which will be credited to paid-in capital when realized.

Because of the "change of ownership" provisions of the Tax Reform Act of 1986, a portion of the Company's federal net operating loss and credit carryovers may be subject to an annual limitation regarding their utilization against taxable income in future periods.

10. Employee Retirement Plan

The Company sponsors an Employee Retirement Plan, generally available to all employees, in accordance with Section 401 (k) of the Internal Revenue Code. Employees may elect to contribute up to the Internal Revenue Service annual contribution limit. Under this Plan, at the discretion of the Board of Directors, the Company may match a portion of the employees' contributions. No Company contributions have been made to the Plan as of June 30, 2003.

11. Related Party Transactions

During the year ended June 30, 2003, the Company paid a board member $101,000 for consulting services related to the Company's strategic initiatives.

12. Unaudited Quarterly Financial Data

The following tables provide quarterly data for fiscal years ended June 30, 2003 and 2002.

	First Quarter Ended September 30, 2002	Second Quarter Ended December 31, 2002	Third Quarter Ended March 31, 2003	Fourth Quarter Ended June 30, 2003
Net revenues	$2,053,000	$2,350,000	$2,886,000	$2,898,000
Gross Margin	356,000	412,000	511,000	1,008,000
Net loss	($1,362,000)	($1,584,000)	($1,666,000)	($991,000)
Per share data:				
Basic and diluted net loss per common share	($0.04)	($0.04)	($0.05)	($0.03)
Shares used in computing per share data	35,265,271	35,266,004	36,570,697	39,246,038

	First Quarter Ended September 30, 2001	Second Quarter Ended December 31, 2001	Third Quarter Ended March 31, 2002	Fourth Quarter Ended June 30, 2002
Net revenues	$1,517,000	$2,467,000	$2,735,000	$2,830,000
Gross Margin	248,000	626,000	634,000	483,000
Net loss	($1,413,000)	($955,000)	($1,200,000)	($1,470,000)
Per share data:				
Basic and diluted net loss per common share	($0.04)	($0.03)	($0.04)	($0.04)
Shares used in computing per share data	31,802,547	31,606,436	32,745,103	35,223,082

Lifesaving

Enabling

Technologies

THERMOGENESIS®

2711 Citrus Road

Rancho Cordova, CA 95742

www.thermogenesis.com

NASDAQ: KOOL